Exhibit 99.2

AcuityAds Holdings Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Dated August 10, 2022

70 University Ave

Suite 1200

Toronto, ON M5J 2M4

www.acuityads.com

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

Management’s discussion & analysis

This Management’s Discussion and Analysis (“MD&A”) explains the variations in the consolidated operating results and financial position and cash flows of AcuityAds Holdings Inc. (“AcuityAds” or the “Company”) as at and for the three and six months ended June 30, 2022. This analysis should be read in conjunction with AcuityAds’ condensed interim consolidated financial statements for the three and six months ended June 30, 2022, and related notes (the “Condensed Interim Consolidated Financial Statements”). The Condensed Interim Consolidated Financial Statements and extracts of those Condensed Interim Consolidated Financial Statements provided in this MD&A, were prepared in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, using the accounting policies described therein. As a result of the rounding of dollar differences, certain total dollar amounts in this MD&A may not add exactly to their constituent amounts. All amounts are presented in Canadian dollars unless otherwise indicated. Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear. Readers are cautioned that this MD&A contains certain forward-looking information. (Please see the “Forward Looking Statements” section below for a discussion of the use of such information in this MD&A).

The Condensed Interim Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The information in this report is dated as at August 10, 2022.

Non-IFRS Financial Measures

This MD&A includes certain measures which are not defined terms in accordance with IFRS such as “Net Revenue”, “Net Revenue margin”, and “Adjusted EBITDA”.

The term “Net Revenue” or Gross Profit refers to the net amount of revenue after deducting direct media costs. Net Revenue is used for internal management purposes as an indicator of the performance of the Company’s solution in balancing the goals of delivering excellent results to advertisers while meeting the Company’s margin objectives and, accordingly the Company believes it is useful supplemental information to include in this MD&A. The term “Net Revenue margin” or Gross Margin refers to the amount that “Net Revenue” represents as a percentage of total revenue for a given period.

“Adjusted EBITDA” refers to net income after adjusting for finance costs, impairment loss, fair value gain, income taxes, foreign exchange (gain) loss, depreciation and amortization, share-based compensation, acquisition and related integration costs, severance expenses, and executive transition expenses. The Company believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities before taking into consideration how those activities are financed and taxed and also prior to taking into consideration depreciation of property and equipment and certain other items listed above. It is a key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

“Net Revenue”, “Net Revenue margin”, and “Adjusted EBITDA” are not measures of performance under IFRS and should not be considered in isolation or as a substitute for comprehensive income (loss) prepared in accordance with IFRS or as a measure of operating performance or profitability. “Net Revenue”, “Net Revenue margin”, and “Adjusted EBITDA” do not have a standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A that are not current or historical factual information may constitute “forward-looking” statements within the meaning of applicable securities laws, regarding, among other things, the beliefs, plans, objectives, strategies, estimates, intentions or expectations of the Company, including as they relate to its financial results and its projected total revenue growth, its ability to execute on its investing and business strategies, the benefits of the illumin platform and AcuityAds’ programmatic marketing platform (the “Programmatic Marketing Platform”), and the effect of the COVID-19 pandemic on the Company’s business and operations. When used in this MD&A, forward looking statements can be identified by the use of words such as “may”, or by such words as “will”, “intend”, “believe”, “estimate”, “consider”, “expect”, “anticipate”, and “objective” and similar expressions or variations of such words. Forward-looking statements are, by their nature, not guarantees of the Company’s future operational or financial performance and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. No representation or warranty is intended with respect to anticipated future results, or that estimates, or projections will be sustained. Forward-looking information is provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operations. Forward-looking information may not be appropriate for other purposes.

In developing the forward-looking statements in this MD&A, the Company has applied several material assumptions, including the availability of financing on reasonable terms, and general business and economic conditions. Many risks, uncertainties and other factors could cause the actual results of AcuityAds to differ materially from the results, performance, achievements, or developments expressed or implied by forward-looking statements that are contained in this MD&A. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, use of cookies, demand for the Company’s products and services, the Company’s ability to retain existing customers and attract new customers, including under the illumin platform; the Company’s ability to expand into additional advertising channels and expand its customer base in Canada, the U.S. and globally; the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied in these forward-looking statements. In addition, the effects of COVID-19, including the duration, spread and severity of the pandemic, create additional risks and uncertainties for the Company. In particular, the impact of the virus and government authorities’ and public health officials’ responses thereto may affect the Company’s actual results, performance, prospects, or opportunities; domestic and global credit and capital markets and the Company’s ability to access capital on favorable terms, or at all; and the health and safety of the Company’s employees.

Any financial outlook and future-oriented financial information (as defined in applicable securities laws) contained in this MD&A regarding prospective financial performance, financial position or cash flows, is based on assumptions about future economic conditions or courses of action based on management’s assessment of the relevant information that is currently available. Future-oriented financial information contains forward-looking information and is based on a number of material assumptions and factors, as are set out above. The actual results of the Company’s operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. Actual results will vary from projected results. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties elsewhere in this MD&A, actual events may differ materially from current expectations. These risks and uncertainties include, among other things, the factors discussed in “Risk Factors” section of this MD&A and under the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2021 available on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in the MD&A are expressly qualified in their entirety by this cautionary statement.

OVERVIEW

AcuityAds is a technology company that enables marketers to connect intelligently with audiences across video, mobile, social and online display advertising campaigns. AcuityAds’ Programmatic Marketing Platform, powered by proprietary machine learning technology, is at the core of its business, accompanied by patented solutions for analytics-led video and mobile targeting that leverages data. AcuityAds empowers marketers by offering near real-time reporting and analytics, bringing accountability to programmatic advertising to deliver business results and help solve the key challenges that digital advertisers face. AcuityAds is headquartered in Toronto and has offices in the U.S., Canada, Spain, France, Brazil, Chile, Mexico, Colombia and Argentina. Its key customers include both agencies and brands, including large Fortune 500 enterprises and small to mid-sized businesses. AcuityAds’ technology enables programmatic advertising, which is the automated buying and selling of advertising inventory electronically. The platform is based on proprietary machine learning technology, the branch of artificial intelligence involving systems that learn from data inputs and outputs and can perform actions without the need for explicit programming. The platform has the capability to process billions of bid requests on a daily basis. AcuityAds’ Programmatic Marketing Platform allows advertisers to manage their purchasing of online display advertising in real-time using programmatic ad buying, a method of buying online display advertising in which ad spots (called impressions) are released in an auction that occurs in milliseconds. AcuityAds purchases impressions for advertisers through agreements with publishers, ad networks and ad exchanges. Its technology platform benefits advertisers by enabling them to target specific audiences based on demographic and psychographic parameters as well as manage their bid amounts to purchase the advertising inventory that is most relevant for their campaigns. Real-time reporting enables advertisers to monitor specific performance metrics and react and pivot quickly to optimize campaigns to help ensure they achieve consumer targeting goals and key performance indicators. On October 1, 2020, the Company officially launched its advertising automation platform, illumin™. illumin is an advertising automation technology that offers planning, buying and omnichannel intelligence from a single platform, allowing advertisers to map their consumer journey playbooks across screens and execute in real-time using programmatic technology. illumin enables creation of consumer journeys with custom messages tied to propensity-scored audiences, increasing efficiency and return on advertising investments. For the three and six months ended June 30, 2022, revenue derived from illumin was $10,244,059 and $18,106,807 compared to $5,223,396 and $8,429,555 revenue in the comparable 2021 period.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

RESULTS OF OPERATIONS

Significant developments during the three and six months ended June 30, 2022, and to the date of this report include the following:

On May 4, 2022, the Company announced that the Toronto Stock Exchange (“TSX”) has accepted the Company’s notice of intention to make a normal course issuer bid ("NCIB") to purchase up to 5,500,000 common shares.  The NCIB commenced on May 16, 2022.  The Company is permitted to purchase up to the calculated amount or 10% of the public float.

All common shares purchased by the Company under the NCIB will be purchased at prevailing market prices in accordance with the rules and policies of the TSX and applicable securities laws. The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by the Company, subject to the applicable terms and limitations of the NCIB.  All common shares acquired by the Company under the NCIB will be cancelled.

The NCIB will terminate one year after its commencement, or earlier if the maximum number of common shares under the NCIB have been purchased. Although the Company has a present intention to acquire its common shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time. The Company reserves the right to terminate the NCIB earlier if it feels it is appropriate to do so.

Effective June 30, 2022, in connection with its NCIB, the Company established an automatic share purchase plan (the “ASPP”) with its designated broker to allow for the purchase of Shares under the NCIB at times when AcuityAds normally would not be active in the market due to internal trading black-out periods. Such purchases will be determined by the broker at its sole discretion, based on the purchasing parameters set out by the Company in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. During the term of the ASPP, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the ASPP. Total daily maximum shares that can be purchased daily is 140,680 common shares. During the blackout period, it is possible that the daily maximum shares were purchased (as defined by TSX rules) by the Company to reach the maximum permitted 5,500,000 outstanding common shares. No liability has been recorded under the ASPP as of June 30, 2022 because the Company has the right to terminate the ASPP arrangement with the broker.

As of June 30, 2022 the Company has purchased and cancelled 2,269,480 common shares at an average price of $3.15 per share totaling $7,140,296.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

Results for the three and six months ended June 30, 2022, and 2021

The following table provides selected financial information from the condensed interim consolidated statements of income (loss) for the three and six months ended June 30, 2022, and 2021:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Revenue	$28,260,345	$30,285,222	$52,081,233	$57,739,814
By line of service:
Managed services	18,148,130	23,620,786	33,912,859	45,877,003
Self-service	10,112,215	6,664,436	18,168,374	11,862,811
By geography:
US	18,057,101	22,630,694	34,060,204	44,060,828
Canada	5,638,528	3,773,754	9,459,711	6,885,237
Other	4,564,716	3,880,774	8,561,318	6,793,749
Gross Profit (Net Revenue)	14,663,145	15,809,030	26,582,603	30,173,122
Adjusted EBITDA[1]	$1,495,995	$5,438,821	$1,670,795	9,980,275
Income (loss) from operations	(2,046,154)	2,518,859	(4,647,131)	4,756,346
Net income (loss)	910,782	3,361,572	(3,579,611)	4,725,453
Net income (loss) per share (basic and diluted) [2]	0.02	0.06	(0.06)	0.08

(1)	As defined in “Non-IFRS Financial Measures”.
(2)	Exercisable options to purchase 735,634 (2021 – 780,668) common shares and nil (2021 – 800) warrants were outstanding as at June 30, 2022. The weighted average number of options and warrants were excluded from the calculation of diluted loss per share for the periods ended June 30, 2022, and 2021 because their inclusion would have been anti-dilutive.

Three months ended June 30, 2022, and 2021

Revenue for the three months ended June 30, 2022 was $28,260,345, a decrease of $2,024,877 from $30,285,222 for the three months ended June 30, 2021. Sales of the Company’s managed services platform for the three months ended June 30, 2022, were $18,148,130, a decrease of $5,472,656 from $23,620,786 for the three months ended June 30, 2021. Sales of the Company’s self-service platform for the three months ended June 30, 2022 were $10,122,215, an increase of $3,447,779 from $6,664,436 for the three months ended June 30, 2021. The decrease in total revenue for the three months ended June 30, 2022 was primarily a result of lower spend by clients driven by economic headwinds such as historically high inflation, the anticipation of lower inventory and lower demand due to persisting supply chain challenges and recessionary fears and pressures.

Revenue generated in the United States for the three months ended June 30, 2022 was $18,057,101, a decrease of $4,573,593 from $21,430,134 for the three months ended June 30, 2021. Revenue generated in Canada for the three months ended June 30, 2022 was $5,638,528, an increase of $1,864,774 from $3,773,754 for the three months ended June 30, 2021. Other revenue increased from $3,880,774 to $4,564,716 during the three months ended June 30, 2022.

Adjusted EBITDA for the three months ended June 30, 2022 was $1,495,995, a decrease of $3,942,826 from $5,438,821 for the three months ended June 30, 2021. The year-over-year decrease in Adjusted EBITDA was primarily attributable to higher operating expenses and lower revenues. Net income for the three months ended June 30, 2022 was $910,782, a decrease of $2,450,790 from $3,361,572 for the three months ended June 30, 2021. The decrease in net income was a result of an increase in operating expenses due to growth initiatives and a decrease in managed revenue.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

Six months ended June 30, 2022, and 2021

Revenue for the six months ended June 30, 2022 was $52,081,233, a decrease of $5,658,581 from $57,739,814 for the six months ended June 30, 2021. Sales of the Company’s managed services platform for the six months ended June 30, 2022, were $33,912,859, a decrease of $11,964,144 from $45,877,003 for the six months ended June 30, 2021. Sales of the Company’s self-service platform for the six months ended June 30, 2022 were $18,168,374, an increase of $6,305,563 from $11,862,811 for the six months ended June 30, 2021. The decrease in total revenue for the six months ended June 30, 2022 was primarily a result of lower spend by clients driven by economic headwinds such as historically high inflation, the anticipation of lower inventory and lower demand due to persisting supply chain challenges and recessionary fears and pressures.

Revenue generated in the United States for the six months ended June 30, 2022 was $34,060,204, a decrease of $10,000,624 from $44,060,828 for the six months ended June 30, 2021. Revenue generated in Canada for the six months ended June 30, 2022 was $9,459,711, an increase of $2,574,474 from $6,885,237 for the six months ended June 30, 2021. Other revenue increased from $6,793,749 to $8,561,318 during the six months ended June 30, 2022.

Adjusted EBITDA for the six months ended June 30, 2022 was $1,670,795, a decrease of $8,309,480 from $9,980,275 for the six months ended June 30, 2021. The year-over-year decrease in Adjusted EBITDA was primarily attributable to higher operating expenses and lower revenues. Net loss for the six months ended June 30, 2022 was $3,579,611, a decrease of $8,305,064 from Net Income of $4,725,453 for the six months ended June 30, 2021. The decrease in net income was a result of an increase in operating expenses due to growth initiatives and a decrease in managed revenue.

The Company’s revenues and operating results may vary from quarter to quarter as a result of a variety of factors, some of which are outside of the Company’s control, including seasonality and cyclicality.

Seasonality may be affected by customer mix, such that retail advertisers may concentrate their advertising spending with AcuityAds in the fourth quarter while entertainment advertisers may concentrate their spending to coincide with the launch and display of content, such as television shows or movies. The Company’s rapid growth has led to fluctuating overall operating results due to investments in AcuityAds’ sales and marketing and research and development from quarter to quarter and increases in employee headcount. As a result of these factors, one quarter’s operating results are not necessarily indicative of a future quarter’s operating results.

Net Revenue

The following table sets out a reconciliation of Net Revenue (Gross Profit) to Revenue for each of the periods indicated:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Revenue	$28,260,345	$30,285,222	$52,081,233	$57,739,814
Media costs	13,597,200	14,476,192	25,498,630	27,566,692
Net Revenue	14,663,145	15,809,030	26,582,603	30,173,122
Net Revenue margin	51.89%	52.20%	51.04%	52.26%

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

Three months ended June 30, 2022, and 2021

Media costs comprise advertising impressions that the Company purchased from real-time advertising exchanges or through other third parties. For the three months ended June 30, 2022, media costs were $13,597,200 compared to $14,476,192 for the three months ended June 30, 2021. The decrease of $878,992 in media costs was attributable to the decreased revenue during the period. Net revenue margin was 52% for the three months ended June 30, 2022, compared to 52% for the three months ended June 30, 2021.

Six months ended June 30, 2022, and 2021

Media costs comprise advertising impressions that the Company purchased from real-time advertising exchanges or through other third parties. For the six months ended June 30, 2022, media costs were $25,498,630 compared to $27,566,692 for the six months ended June 30, 2021. The decrease of $2,068,062 in media costs was attributable to the decreased revenue during the period. Net revenue margin was 51% for the six months ended June 30, 2022, compared to 52% for the six months ended June 30, 2021.

Reconciliation of net income (loss) to Adjusted EBITDA for the three months ended June 30, 2022, and 2021

The following table presents a reconciliation of Net Income (loss) to Adjusted EBITDA for the periods indicated:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Net income (loss) for the period	$910,782	$3,361,572	$(3,579,611)	$4,725,453
Adjustments:
Finance costs	125,249	258,974	271,104	533,854
Foreign exchange gain	(3,183,361)	(1,303,044)	(1,392,259)	(734,561)
Depreciation and amortization	1,198,379	1,261,634	2,402,378	2,644,660
Income taxes	101,176	201,357	53,635	231,600
Share-based compensation	2,074,988	1,624,119	3,553,985	2,488,511
Severance expenses	268,782	34,209	282,431	90,758
Other expenses	-	-	79,132	-
Total adjustments	585,213	2,077,249	5,250,406	5,254,822
Adjusted EBITDA	$1,495,995	$5,438,821	$1,670,795	$9,980,275

Three months ended June 30, 2022 and 2021

Adjusted EBITDA for the three months ended June 30, 2022 was $1,495,995 compared to $5,438,821 for the three months ended June 30, 2021. The year-over-year decrease of $3,942,826 in Adjusted EBITDA was primarily attributable to higher operating expenses and lower revenues.

Six months ended June 30, 2022 and 2021

Adjusted EBITDA for the six months ended June 30, 2022 was $1,670,795 compared to $9,980,275 for the six months ended June 30, 2021. The year-over-year decrease of $8,309,480 in Adjusted EBITDA was primarily attributable to higher operating expenses and lower revenues.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

Operating Expenses, Finance Costs, and Foreign Exchange

The following table summarizes various expenses for the three and six months ended June 30, 2022, and 2021:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Sales and marketing	$5,453,295	$5,167,203	$10,841,727	$9,721,227
Technology	4,222,675	3,342,054	7,521,005	7,135,424
General and administrative	3,759,962	1,895,161	6,910,639	3,426,954
Share-based compensation	2,074,988	1,624,119	3,553,985	2,488,511
Depreciation and amortization	1,198,379	1,261,634	2,402,378	2,644,660
Finance costs	125,249	258,974	271,104	533,854
Foreign exchange (gain) loss	(3,183,361)	(1,303,044)	(1,392,259)	(734,561)

Sales and marketing expenses

Sales and marketing expenses consist of all costs associated with selling and marketing the Company’s services and products. The costs include all salary and benefit costs, personnel costs, commissions and variable compensation, travel, marketing, payroll taxes and employee health and related benefit expenses, for the sales, marketing, and account management teams. Sales and marketing expenses for the three months ended June 30, 2022 were $5,453,295, an increase of $286,092 compared to the same period of the prior year. The year-over-year increase was primarily related to the increase in the sales team and increase in sales-related expense due to the lifting of COVID-19 travel restrictions, capacity limits, and vaccine requirements. Sales and marketing expenses represented 19% of revenue for the three months ended June 30, 2022, compared with 17% for the same period of the prior year.

Sales and marketing expenses for the six months ended June 30, 2022 were $10,841,727, an increase of $1,120,500 compared to the same period of the prior year. The year-over-year increase was primarily related to the increase in the sales team and increase in sales-related expense due to the lifting of COVID-19 travel restrictions, capacity limits, and vaccine requirements. Sales and marketing expenses represented 21% of revenue for the six months ended June 30, 2022, compared with 17% for the same period of the prior year.

Technology

Technology expenses consist of all costs associated with increasing the Programmatic Marketing Platform’s effectiveness and efficiency. The majority of such costs comprise of salary and benefit costs and costs associated with housing the required computer equipment. Technology expenses for the three months ended June 30, 2022, were $4,222,675, an increase of $880,621 compared to the same period of the prior year. Excluding government grants and capitalized salaries, during the three months ended June 30, 2022, technology expenses increased by $992,212 compared to the same period from the prior year. Excluding government grants and capitalized salaries, for the three months ended June 30, 2022, technology expenses represented 18% of revenue compared to 14% for the same period of the prior year.

During the three months ended June 30, 2022, the Company recognized nil in government grants related to technology from IRAP compared to $797,962 during the three months ended June 30, 2021. During the three months ended June 30, 2022, the Company capitalized $909,554 salary costs that related to revenue generating technology compared to nil for the three months ended June 30, 2021.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

Technology expenses for the six months ended June 30, 2022, were $7,521,005, an increase of $385,581 compared to the same period of the prior year. Excluding government grants and capitalized salaries, during the six months ended June 30, 2022, technology expenses increased by $505,601 compared to the same period from the prior year. Excluding government grants and capitalized salaries, for the six months ended June 30, 2022, technology expenses represented 18% of revenue compared to 15% for the same period of the prior year.

During the six months ended June 30, 2022, the Company recognized nil in government grants related to technology from IRAP compared to $1,613,892 during the six months ended June 30, 2021. During the six months ended June 30, 2022, the Company capitalized $1,733,912 salary costs that related to revenue generating technology compared to nil for the six months ended June 30, 2021.

General and administrative

General and administrative expenses include salaries and benefits of the administrative staff, occupancy costs, public company fees, insurance, professional fees, and supplies. General and administrative expenses for the three months ended June 30, 2022 were $3,759,962, an increase of $1,864,801 compared to the same period of the prior year. The year-over-year increase was primarily related to the increased legal advisory and insurance costs that arose from listing on the NASDAQ. For the three months ended June 30, 2022, general and administrative expenses represented 13% of revenue compared to 6% for the same period of the prior year.

General and administrative expenses for the six months ended June 30, 2022 were $6,910,639, an increase of $3,483,685 compared to the same period of the prior year. The year-over-year increase was primarily related to the increased legal advisory and insurance costs that arose from listing on the NASDAQ. For the six months ended June 30, 2022, general and administrative expenses represented 13% of revenue compared to 6% for the same period of the prior year.

Share-based compensation

Share-based compensation expenses for the three months ended June 30, 2022 were $2,074,988, an increase of $450,869 compared to the same period of the prior year. The increase in share-based compensation expense was related to an increase in share compensation granted in the three months ending June 30, 2022.

Share-based compensation expenses for the six months ended June 30, 2022 were $3,553,985, an increase of $1,065,474 compared to the same period of the prior year. The increase in share-based compensation expense was related to an increase in share compensation granted in the six months ending June 30, 2022.

Depreciation and amortization

Depreciation and amortization for the three months ended June 30, 2022 were $1,198,379, a decrease of $63,255 compared to the same period of the prior year. The year-over-year decrease was attributable to the lower fixed asset balance as a result of fully amortizing certain fixed assets during 2021.

Depreciation and amortization for the six months ended June 30, 2022 were $2,402,378, a decrease of $242,282 compared to the same period of the prior year. The year-over-year decrease was attributable to the lower fixed asset balance as a result of fully amortizing certain fixed assets during 2021.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

Finance costs

Finance costs for the three months ended June 30, 2022 were $125,249, a decrease of $133,725 compared to the same period of the prior year. The decrease in finance costs was primarily due to the debt repayment during the period, resulting in a lower outstanding debt balance as compared to the same period of the prior year.

Finance costs for the six months ended June 30, 2022 were $271,104, a decrease of $262,750 compared to the same period of the prior year. The decrease in finance costs was primarily due to the debt repayment during the period, resulting in a lower outstanding debt balance as compared to the same period of the prior year.

Foreign exchange (gain) loss

Foreign exchange (gain) loss consists of the realized and unrealized exchange differences due to fluctuations between the Canadian dollar, the U.S. dollar, and the Euro. The Company recorded a net foreign exchange gain of $3,183,361 for the three months ended June 30, 2022, compared to a gain of $1,303,044 for the three months ended June 30, 2021.

The Company recorded a net foreign exchange gain of $1,392,259 for the six months ended June 30, 2022, compared to a gain of $734,561 for the six months ended June 30, 2021.

Historically, the Company has not hedged foreign currency transactions, but may elect to do so in the future if it is determined to be advantageous.

Summary of Quarterly Results

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters. The unaudited quarterly information has been prepared in accordance with IFRS.

	Quarter Ended
	June 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
	2022	2022	2021	2021	2021	2021	2020	2020
Revenue	$28,260,345	$23,820,888	$36,801,680	$27,484,820	$30,285,222	$27,454,592	$35,057,316	$26,064,322
Net income (loss)	$910,782	$(4,490,393)	$2,467,930	$3,362,127	$3,361,572	$ l,363,881	$4,165,399	$921,220
Net income (loss) per share:	$0.02	$(0.07)	$0.04	$0.06	$0.06	$0.03	$0.07	$0.02
Weighted average number of shares outstanding (000’S)	59,414,313	60,886,379	60,720,142	60,609,370	58,014,013	54,398,478	52,855,998	50,312,701

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

LIQUIDITY AND CAPITAL RESOURCES

Selected financial information from the statements of financial position as at June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
Cash and cash equivalents	$92,484,650	$102,208,807
Working capital(1)	94,857,382	105,692,066
Total assets	137,021,983	149,825,580
Current liabilities	27,545,085	30,767,973
Other non-current liabilities	3,059,260	6,001,599
Shareholders’ equity	106,417,637	113,056,008

(1) Working capital is defined as current assets less current liabilities.

As at June 30, 2022, the Company had cash and cash equivalents of $92,484,650 compared to $102,208,807 as at December 31, 2021.

Cash flows generated from operations were $30,944 during the six months ended June 30, 2022, as compared to $8,462,790 during the six months ended June 30, 2021.

Cash flows used in investing activities were $3,656,352 during the six months ended June 30, 2022, compared to $129,570 during the six months ended June 30, 2021. The increase was primarily due to an increase in asset purchases and intangible assets compared to the prior-year period.

Cash flows used from financing activities were $7,558,380 during the six months ended June 30, 2022, compared to a cash generation of $61,693,281 during the six months ended June 30, 2021. The decrease was primarily due to an equity raise that was completed during the six months ended June 30, 2021.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. While the Company currently has sufficient operating capital to meet its day-to-day operating expenses, it is possible that the Company could experience a working capital deficiency in the future, which would have a materially adverse effect on the Company’s liquidity. The Company currently has sufficient operating capital to meet its day to day operating expenses. The Company has credit facilities that are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The credit facilities are secured by all material assets of the Company. The Company was in breach of one covenant as at June 30, 2022. Accordingly, the entire loan balance of $4,780,611 has been classified as current liabilities as at June 30, 2022. However the Company received a waiver from SVB after June 30, 2022 indicating that the bank does not intend to take any action and demand repayment of the loan balance under the agreement.

Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional debt. There is no certainty that additional financing, whether debt or equity, will be available or that it will be available on commercially attractive terms. Additional information can be found in the Company’s Consolidated Financial Statements which are available on SEDAR at www.sedar.com

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

Common Shares

Changes in the number of issued common shares of the Company from December 31, 2021 to June 30, 2022 are as follows:

Number of Common Shares
Balance December 31, 2021	60,733,803
Shares issued – Options exercised	190,866
Shares issued – DSUs exercised	163,504
Shares issued – RSUs exercised	282,851
Repurchase of shares for cancellation under NCIB	(2,269,480)
Balance June 30, 2022	59,101,544

Preference Shares

While the Company is authorized to issue an unlimited number of preference shares, the Company has no preference shares issued and outstanding.

Stock Options

The Company presently issues stock options, deferred share units (“DSUs”), performance share units (“PSUs”) and restricted share units (RSUs”) pursuant to its omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Prior to June 16, 2020, the Company issued stock options pursuant to its predecessor stock option plan (the “Stock Option Plan”) and DSUs pursuant to its predecessor deferred share unit plan (the “DSU Plan”). Although the Company no longer issues new stock options or DSUs pursuant to the predecessor Stock Option Plan and DSU Plan, respectively, previously issued stock options and DSUs remain outstanding and are governed by the existing plans under which they were initially issued.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the DSU Plan and any other security-based compensation arrangement of the Company, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time. As at June 30, 2022, the Company was entitled to issue a maximum of 8,865,232 equity-based awards collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

The following table summarizes the continuity of stock options issued by the Company under the Stock Option Plan:

	June 30, 2022		June 30, 2021
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding – Beginning of year	1,094,001	1.90	1,865,519	1.69
Granted	-	-	3,333	1.06
Forfeited or cancelled	(97,500)	4.56	-	-
Exercised	(190,866)	1.54	(683,317)	1.45
Options outstanding – End of period	805,635	1.68	1,257,186	1.83
Options exercisable – End of period	735,634	1.68	830,037	2.04

The following table summarizes the continuity of stock options issued by the Company under the Omnibus Incentive Plan:

	June 30, 2022		June 30, 2021
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding – Beginning of year	23,334	2.09	35,000	2.09
Granted	-	-	-	-
Forfeited or cancelled	-	-	-	-
Exercised	-	-	-	-
Options outstanding – End of period	23,334	2.09	35,000	2.09
Options exercisable – End of period	-	-	-	-

Deferred Share Units

During the three and six months ended June 30, 2022, the Company issued nil and 110,136 DSUs to employees, officers, directors, and consultants of the Company as compared to nil and nil during the three and six months ended June 30, 2021, respectively.

During the three and six months ended June 30, 2022, 80,768 and 163,504 DSUs, respectively, were exercised as compared to 60,749 and 435,245 during the three and six months ended June 30, 2021, respectively.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

Restricted Share Units

During the three and six months ended June 30, 2022, the Company issued 189,739 and 1,570,159 RSUs to employees, officers, directors, and consultants of the Company as compared to 59,847 and 231,540 during the three and six months ended June 30, 2021, respectively.

During the three and six months ended June 30, 2022, 230,539 and 282,851 RSUs were exercised as compared to nil and 189,834 during the three and six months ended June 30, 2021, respectively. As at June 30, 2022, the Company had 2,874,391 RSUs outstanding.

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities for the financial liabilities:

	June 30, 2022
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	> 3 years $
Accounts payable and accrued Liabilities	20,332,386	20,332,386	20,332,386	-	-
International Loans	696,494	696,494	442,746	253,748	-
Term loans	4,780,610	5,018,829	4,780,610	238,219	-
Lease Obligations	4,769,480	5,128,883	1,963,968	3,164,915	-
	30,578,970	31,176,592	27,519,710	3,656,882	-

	December 31, 2021
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	> 3 years $
Accounts payable and accrued liabilities	24,853,497	24,853,497	24,853,497	-	-
International Loans	882,085	882,085	467,312	414,773	-
Term loans	5,916,956	6,222,416	2,478,838	3,743,578	-
Lease Obligations	4,206,869	4,724,847	2,058,161	2,666,686	-
	35,859,407	36,682,845	29,857,808	6,825,037	-

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material adverse effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TRANSACTIONS WITH RELATED PARTIES

During the three and six months ended June 30, 2022, there were no transactions with related parties.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Consolidated Financial Statements and application of IFRS often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. Significant assumptions and estimates used in preparing the financial statements include those related to credit quality of accounts receivable, income tax credits receivable, share-based payments, impairment tests for non-financial assets, as well as revenue and cost recognition. AcuityAds bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company reviews estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which estimates are revised and may impact future periods as well. Other results may be derived with different judgments or using different assumptions or estimates and events may occur that could require a material adjustment. Significant accounting policies and estimates under IFRS are found in Note 2 of the Company’s Condensed Interim Consolidated Financial Statements which are available on SEDAR at www.sedar.com.

CHANGES IN ACCOUNTING POLICIES

Recently adopted accounting pronouncements

For the period ended June 30, 2022, the Company has adopted new accounting policies as disclosed on Note 2 of the Company’s condensed interim consolidated financial statements. The application of those amendments and interpretations had no significant impact on the Company’s condensed interim consolidated financial position or results of operations.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined under applicable Canadian securities laws and by the United States Securities and Exchange Commission (“SEC”) in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Registrant’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management determined that there were no material weaknesses in the Registrant’s internal control over financial reporting as at June 30, 2022.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

There have been no changes to the Company’s internal controls over financial reporting during the period ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, AcuityAds’ internal control over financial reporting.

OUTSTANDING SHARE DATA

As at August 10, 2022, 57,898,864 common shares and no preference shares were issued and outstanding. In addition, as at August 10, 2022, there were 820,636 stock options outstanding, each of which represents the right to acquire one common share, with exercise prices ranging from $0.96 to $4.47 per share. As at August 10, 2022, there were 650,415 DSUs outstanding and 2,845,341 RSUs outstanding, each of which represents the right to acquire one common share.

RISK FACTORS

AcuityAds is exposed to a variety of business risks, financial and accounting risks, and industry risks in the normal course of operations. A detailed description of risk factors associated with the Company’s business is given in the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2021, which is available under the Company’s profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s AIF, is posted on SEDAR at www.sedar.com. The Company’s common shares are listed on the TSX under the symbol “AT” and the NASDAQ under the symbol “ATY”.